UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

(CHECK ONE): [ ]Form 10-KSB [ ]Form 20-F [ ]Form 11-K [X]Form 10-QSB [ ]Form
             N-SAR

             For Period Ended: March 31, 1997
                               -----------------
             /  / Transition Report on Form 10-K
             /  / Transition Report on Form 20-F
             /  / Transition Report on Form 11-K
             /  / Transition Report on Form 10-Q
             /  / Transition Report on Form N-SAR
             For the Transition Period Ended:
                                              -----------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

                             Jungle Street, Inc.
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                          (Full Name of Registrant)

                                     N/A
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                         (Former Name if Applicable)

                                215 Yakima St.
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      (Address of Principal Executive Office (Street and Number))

                        Wenatchee, Washington 98801
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                         (City, State and Zip Code)

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

       (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

       (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof,
[X] will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

       (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     A delay in the filing of the registrant's quarterly report on Form 10-QSB for the quarterly period ended March 31, 1997 will result from the cumulative effect of (i) the engagement, in mid-March 1997, of a new Chief Financial Officer and (ii) technical difficulties with the registrant's computerized billing system, which difficulties have delayed the processing of certain transactions that must be processed prior to the preparation of the registrant's quarterly report.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

            Casey F. Seremek (CFO)          (425)               303-1319
    ---------------------------------- ----------------- ----------------------
                 (Name)                  (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If
    answer is no, identify report(s).                           [X] Yes [ ] No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
    portion thereof?                                            [X] Yes [ ] No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     During the quarterly period ended March 31, 1996, the Company had no operations other than seeking potential acquisition candidates. On August 30, 1996, the Company executed a merger agreement pursuant to which a wholly-owned subsidiary of the Company was merged with Televar Northwest, Inc. ("Televar"), and the combined entity has thereafter operated as a subsidiary of the Registrant. Consequently, the results of operations of the registrant for the quarterly period ended March 31, 1997 will be materially different than the results of operations reported for the same period in the last fiscal year. The Company does not, however, expect such results to differ significantly from the results from the same quarterly period of Televar during the same three-month period of 1996.

                             Jungle Street, Inc.
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                 (Name of Registrant as Specified in Charter)

    has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


    Date   5/14/97                               By /s/ Casey F. Seremek
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                                                   Casey F. Seremek,
                                                   Chief Financial Officer


____________________________________ATTENTION__________________________________

  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                      VIOLATIONS (SEE 18 U.S.C. 1001).
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